UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-40258

HIGH TIDE, INC.
(Registrant)
11127 - 15 Street N.E., Unit 112
Calgary, Alberta
Canada T3K 2M4
(Address of Principal Executive Offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the three months ended January 31, 2026 and 2025
99.2	Management’s Discussion & Analysis for the three months ended, January 31, 2026 and 2025
99.3	CEO Certification
99.4	CFO Certification

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1, 99.2, 99.3, and 99.4 are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-273356) and shall be deemed to be a part thereof from the date hereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: March 17, 2026	By:	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

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